MediaBay, Inc.
                               2 Ridgedale Avenue
                         Cedar Knolls, New Jersey 07927

Via EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                   Re: MediaBay, Inc. - Request for Withdrawal
                       Registration Statement on Form S-3
           (Commission File No. 333-101850) filed on December 13, 2002

Ladies and Gentlemen:

            Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Act"), the undersigned registrant, MediaBay, Inc. (the "Registrant") hereby applies for an order granting the immediate withdrawal of the above-referenced Registration Statement on Form S-3 (the "Registration Statement").

            The Registrant is requesting withdrawal of the Registration Statement because it is not currently eligible to use Form S-3 for the registration of securities under the Act. No securities have been sold under the Registration Statement.

            The Registrant requests confirmation that the withdrawal of the Registration Statement, including all exhibits, be issued by the Commission as soon as possible on the grounds that the withdrawal is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

            Please provide the Registrant a facsimile copy of the confirmation as soon as it is available at 973-539-1273. If you have any questions regarding this application, please call Brad Shiffman of Blank Rome LLP at 212-885-5442. Thank you for your assistance with this matter.

                                        Sincerely,

                                        MEDIABAY, INC.


                                        By: /s/ John F. Levy
                                            -------------------------------

                                        John F. Levy
                                        Executive Vice President and Chief
                                        Financial Officer